                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D**
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*



                            Scholastic Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   807066105
--------------------------------------------------------------------------------
                                (CUSIP Number)


                              SPO Partners & Co.
                             William E. Oberndorf
                        591 Redwood Highway, Suite 3215
                         Mill Valley, California 94941
                                (415) 383-6600

                                wit a copy to:
                                Phillip Gordon
                               Altheimer & Gray
                             10 South Wacker Drive
                            Chicago, Illinois 60606
                                (312) 715-4000

--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 8, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]
    Check the following box if a fee is being paid with the statement. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The total number of shares of common stock reported as beneficially owned by the Reporting Persons herein is 1,039,600 which constitutes approximately
6.43% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 16,164,307 shares outstanding.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 807066105                     13D                   Page 2 of 18 Pages

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS:

      Main Street Partners, L.P.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [_]
                                                                      (b) [x]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
                                                                          [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:
     NUMBER OF
                          453,500(1)
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER:
   BENEFICIALLY
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER:

    REPORTING             453,500(1)

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER:
       WITH
                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      453,500(1)
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                          [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      2.79%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      PN
------------------------------------------------------------------------------
(1)   Power is exercised through it sole general partner, MS Advisory Partners.
      L.P.

CUSIP NO. 807066105                     13D                   Page 3 of 18 Pages

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS:
      Ms Advisory Partners, L.P.

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [_]
                                                                      (b) [x]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not Applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
                                                                          [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:
     NUMBER OF
                          453,500(1)(2)
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER:
   BENEFICIALLY
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER:

    REPORTING             453,500(1)(2)

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER:
       WITH
                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      453,500(1)(2)
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                          [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      2.79%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      PN
------------------------------------------------------------------------------
(1) Solely in its capacity as the sole general partner of Main Street Partners, L.P.

(2) Power is exercised through its two general partners, SF Advisory Corp. and SF Advisory Corp. II.

CUSIP NO. 807066105                     13D                   Page 4 of 18 Pages

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS:
      SF Advisory Partners, L.P.

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [_]
                                                                      (b) [x]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not Applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
                                                                          [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:
     NUMBER OF
                          104,600(1)(2)
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER:
   BENEFICIALLY
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER:

    REPORTING             104,600(1)(2)

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER:
       WITH
                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      104,600(1)(2)
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                          [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      0.64%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      PN
------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of San Francisoco Partners II, L.P.
(2) Power is exercised through its two general partners, SF Advisory Corp. and SF Advisory Corp. II.

CUSIP NO. 807066105                     13D                   Page 5 of 18 Pages

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS:
      San Francisco Partners II, L.P.

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [_]
                                                                      (b) [x]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
                                                                          [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:
     NUMBER OF
                          104,600(1)
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER:
   BENEFICIALLY
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER:

    REPORTING             104,600(1)

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER:
       WITH
                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      104,600(1)
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                          [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      0.64%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      PN
------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

CUSIP NO. 807066105                     13D                   Page 6 of 18 Pages

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS:

      SF Advisory Corp.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [_]
                                                                      (b) [x]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not Applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
                                                                          [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER:
   BENEFICIALLY
                          558,100(1)(2)
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER:

    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER:
       WITH
                          558,100(1)(2)
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      558,100(1)(2)
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                          [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      3.44%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      CO
------------------------------------------------------------------------------

(1) Solely in its capacity as (i) one of two general partners of Ms Advisory Partners, L.P. with respect to 453,500 of such shares: and (ii) one of two general partners of SF Advisory Partners, L.P. with respect to 104,600 of such shares.
(2)   Power is exercised through its controlling person, John H. Scully

CUSIP NO. 807066105                     13D                   Page 7 of 18 Pages

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS:
      SF Advisory Corp. II

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [_]
                                                                      (b) [x]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not Applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
                                                                          [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER:
   BENEFICIALLY
                          558,100(1)(2)
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER:

    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER:
       WITH
                          558,100(1)(2)
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      558,100(1)(2)
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                          [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      3.44%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      CO
------------------------------------------------------------------------------

(1) Solely in its capacity as one of two general partners of Ms Advisory Partners, L.P. with respect to 453,500 of such shares: and solely in its capacity as one of two general partners of SF Advisory Partners, L.P. with respect to 104,600 of such shares.
(2)   Power is exercised through its controlling person, William E. Oberndorf.

CUSIP NO. 807066105                     13D                   Page 8 of 18 Pages

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS:
      John H. Scully

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [_]
                                                                      (b) [x]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      PF and Not Applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
                                                                          [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      USA
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER:
   BENEFICIALLY
                          558,100(1)
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER:

    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER:
       WITH
                          558,100(1)
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      558,100(1)
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                          [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      3.44%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      IN
------------------------------------------------------------------------------

(1)   Solely in its capacity as the controlling person of SF Advisory Corp.

CUSIP NO. 807066105                     13D                   Page 9 of 18 Pages

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS:

      William E. Oberndof
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [_]
                                                                      (b) [x]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not Applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
                                                                          [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      USA
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER:
   BENEFICIALLY
                          829,600(1)(2)
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER:

    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER:
       WITH
                          829,600(1)(2)
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      829,600(1)(2)
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                          [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.11%

------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON: IN

------------------------------------------------------------------------------

(1) Includes 39,000 Shares owned by a family limited partnership, 223,500 shares held in trust for his benefit, of which he is a co-trustee, 3,500 shares held in trust for the benefit of his children, which he is trustee, and 5,500 shares held in trust for his wife's benefit, of which he is co-trustee.
(2) With respect to 558,100 Shares, solely in his capacity as the controlling person of SF Advisory Corp. II.

Item 1. Security and Issuer.
        -------------------

        This statement constitutes Amendment No. 5 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities Exchange Commission ("SEC") on November 9, 1998, as amended by that certain Amendment No. 1 filed with SEC on May 7, 1999, as further amended by that certain Amendment No. 2 filed with the SEC on May 20, 1999, as further amended by that certain Amendment No. 3 filed with the SEC on July 25, 2000 and as further amended by that certain Amendment No. 4 filed with the SEC on July 28, 2000 by Main Street Partners, L.P., a Delaware limited partnership ("MSP"), MS Advisory Partners, L.P., a Delaware limited partnership ("MS Advisory Partners"), San Francisco Partners II, L.P., a California limited partnership ("SFP"), SF Advisory Partners, L.P., a Delaware limited partnership ("SF Advisory Partners"), SF Advisory Corp., a Delaware corporation ("SF Advisory Corp."), SF Advisory Corp. II, a Delaware corporation ("SF Advisory Corp. II"), John H. Scully ("JHS") and William E. Oberndorf ("WEO")(MSP, MS Advisory Partners, SFP, SF Advisory Partners, SF Advisory Corp., SF Advisory Corp. II, JHS, and WEO are sometimes hereinafter referred to as the "Reporting Persons") in connection with the beneficial ownership of shares of common stock, par value $.01 per share (the "Shares") of Scholastic Corp, a Delaware corporation (the "Issuer"). Unless otherwise stated herein, the Schedule 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        Item 3 is hereby amended and restated as follows:

        The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

        Name                    Source of Funds        Amount of Funds
        ----                    ---------------        ---------------

        MSP                     Not Applicable         Not Applicable

        MS Advisory Partners    Not Applicable         Not Applicable

        SFP                     Not Applicable         Not Applicable

        SF Advisory Partners    Not Applicable         Not Applicable

        SF Advisory Corp.       Not Applicable         Not Applicable

        SF Advisory Corp. II    Not Applicable         Not Applicable

        WEO                     Not Applicable         Not Applicable

        JHS                     Not Applicable         Not Applicable

None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.


Item 4. Purpose of Transaction.
        ----------------------

        Item 4 is hereby amended and restated as follows:

        The Reporting Persons acquired the Shares reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and may have in the future, discussions based on publicly available information with management of the Issuer concerning the Issuer's recent operating history as well as the Issuer's general business outlook and prospects.

        Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Person now owns or hereafter may acquire.

        Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

        Item 5 is hereby amended and restated as follows:

        (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 16,238,581 total outstanding common stock, as reported on the Issuer's 10-K filed with the Securities Exchange Commission on August 25, 2000.

        MSP
        ---

        The aggregate number of Shares that MSP owns beneficially, pursuant to Rule 13d-3 of the Act, is 453,500 Shares, which constitutes approximately 2.79% of the outstanding Shares.

        MS Advisory Partners
        --------------------

        Because of its position as the sole general partner of MSP, MS Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 453,500 Shares, which constitutes approximately 2.79% of the outstanding Shares.

        SFP
        ---

        The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 104,600 Shares which constitutes approximately 0.64% of the outstanding Shares.

     SF Advisory Partners
     --------------------

     Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 104,600 Shares, which constitutes approximately 0.64% of the outstanding Shares.

     SF Advisory Corp.
     ----------------

     Because of its positions as one of two general partners of each of MS Advisory Partners, and SF Advisory Partners, SF Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 558,100 Shares in the aggregate, which constitutes approximately 3.44% of the outstanding Shares.

     SF Advisory Corp. II
     --------------------

     Because of its positions as one of two general partners of each of MS Advisory Partners and SF Advisory Partners, SF Advisory Corp. II may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 558,100 Shares in the aggregate, which constitutes approximately 3.44% of the outstanding Shares.

     JHS
     ---

     Because of his positions as a control person of SF Advisory Corp. JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 558,100 Shares, which constitutes approximately 3.44% of the outstanding Shares.

     WEO
     ---

     Because of his position as a control person of SF Advisory Corp. II, by virtue of being the sole general partner of a family limited partnership (Oberndorf Family Partners) and by virtue of being a trustee under various family trusts, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 829,600 Shares in the aggregate, which constitutes approximately 5.11% of the outstanding Shares.


     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

     (b)

     MSP
     ---

     Acting through its sole general partner, MSP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 453,500 Shares.

     MS Advisory Partners
     --------------------

     Acting through its two general partners and in its capacity as the sole general partner of MSP, MS Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 453,500 Shares.

     SFP
     ---

     Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 104,600 Shares.

     SF Advisory Partners
     --------------------

     Acting through its two general partners and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 104,600 Shares.

     SF Advisory Corp.
     -----------------

     Acting through its controlling person and in its capacities as one of two general partners of each of MS Advisory Partners and SF Advisory Partners, SF Advisory Corp. has shared power to vote or to direct the vote and to dispose or to direct the disposition of 558,100 Shares in the aggregate. SF Advisory Corp. shares such power with SF Advisory Corp. II.

     SF Advisory Corp. II
     --------------------

     Acting through its controlling person and in its capacities as one of two general partners of each of MS Advisory Partners and SF Advisory Partners, SF Advisory Corp. II has shared power to vote or to direct the vote and to dispose or to direct the disposition of 558,100 Shares in the aggregate. SF Advisory Corp. shares such power with SF Advisory Corp.

     JHS
     ---

     As the controlling person of SF Advisory Corp., which is one of two general partners of each of MS Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO (as the controlling person of SF Advisory Corp. II, which is the other general partner of each of MS Advisory Partners and SF Advisory Partners) to vote or to direct the vote and to dispose or to direct the disposition of 558,100 Shares held by MSP and SFP in the aggregate

     WEO
     ---

     WEO has the joint power to vote or to direct the vote and to dispose or to direct the disposition of 271,500 Shares, which includes 39,000 Shares beneficially owned by a family limited partnership (Oberndorf Family Partners), of which WEO is the sole general partner 223,500 Shares which are held in trust for his benefit, of which he is a co-trustee, 5,500 Shares held in trust for his wife's benefit, of which he is a co-trustee and 3,500 Shares held in trust for his children, which he is trustee. As the controlling person of SF Advisory Corp. II, which is one of two general partners of each of MS Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS (as the controlling person of SF Advisory Corp., which is the other general partner of each of MS Advisory Partners and SF Advisory Partners) to vote or to direct the vote and to dispose or to direct the disposition of 558,100 Shares held by MSP and SFP in the aggregate.

        (c) During the past sixty (60) days, the Reporting Persons purchased and sold Shares in open market transactions on the NASDAQ National Market System as set forth on Schedule I attached hereto.

        Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any other transactions in Shares during the past sixty (60) days.

        (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

        (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding Shares.


Item 7. Material to be Filed as Exhibits.
        --------------------------------

        Exhibit A -- Agreement pursuant to Rule 13d-1(f)(1)(iii)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:   September 11, 2000

                                   /s/Phillip Gordon
                                   -----------------------------------------
                                   Phillip Gordon

                                   Attorney-in-Fact for:

                                        MAIN STREET PARTNERS, L.P. (1)
                                        MS ADVISORY PARTNERS, L.P. (2)
                                        SAN FRANCISCO PARTNERS II, L.P. (3)
                                        SF ADVISORY PARTNERS, L.P. (4)
                                        SF ADVISORY CORP. (5)
                                        SF ADVISORY CORP. II (6)
                                        JOHN H. SCULLY (7)
                                        WILLIAM E. OBERNDORF (8)


               (1) A Power of Attorney authorizing Phillip Gordon to act on behalf of Main Street Partners, L.P. previously has been filed with the Securities and Exchange Commission.
               (2) A Power of Attorney authorizing Phillip Gordon to act on behalf of MS Advisory Partners, L.P. previously has been filed with the Securities and Exchange Commission.
               (3) A Power of Attorney authorizing Phillip Gordon to act on behalf of San Francisco Partners II, L.P. previously has been filed with the Securities and Exchange Commission.
               (4) A Power of Attorney authorizing Phillip Gordon to act on behalf of SF Advisory Partners, L.P. previously has been filed with the Securities and Exchange Commission.
               (5) A Power of Attorney authorizing Phillip Gordon to act on behalf of SF Advisory Corp. previously has been filed with the Securities and Exchange Commission.
               (6) A Power of Attorney authorizing Phillip Gordon to act on behalf of SF Advisory Corp. II previously has been filed with the Securities and Exchange Commission.
               (7) A Power of Attorney authorizing Phillip Gordon to act on behalf of John H. Scully previously has been filed with the Securities and Exchange Commission.
               (8) A Power of Attorney authorizing Phillip Gordon to act on behalf of William E. Oberndorf previously has been filed with the Securities and Exchange Commission.

                                 SCHEDULE I TO
                                 ----------
                                 SCHEDULE 13D
                                      FOR
                      MAIN STREET PARTNERS, L.P., et al.
                                                  ------

                              Date of      Type of       Number of  Price Per  Where/How
Reporting Person              Transaction  Transaction   Shares     Share      Transaction Effected
----------------              -----------  -----------   ---------  ---------  -------------------
Main Street Partners, L.P.        8/22/00  Sell               800     64.998  Open Market/Broker
                                  8/23/00  Sell            22,500     69.998  Open Market/Broker
                                  8/24/00  Sell            19,300     64.998  Open Market/Broker
                                  8/28/00  Sell             8,000     65.060  Open Market/Broker
                                  8/29/00  Sell            68,000     65.148  Open Market/Broker
                                  8/30/00  Sell             4,000     64.998  Open Market/Broker
                                   9/8/00  Sell            49,200     65.005  Open Market/Broker

San Francisco Partners            8/22/00  Sell               200     64.998  Open Market/Broker
                                  8/23/00  Sell             5,000     64.998  Open Market/Broker
                                  8/24/00  Sell             4,200     64.998  Open Market/Broker
                                  8/28/00  Sell             2,000     65.060  Open Market/Broker
                                  8/29/00  Sell            15,000     65.148  Open Market/Broker
                                  8/30/00  Sell             1,000     64.998  Open Market/Broker
                                   9/8/00  Sell            10,800     65.005  Open Market/Broker

                                 EXHIBIT INDEX
                                                                           Page
Exhibit      Document Description                                         Number
-------      --------------------                                         ------

  A          Agreement Pursuant to Rule 13d-1(f)(1)(iii)

                                   Exhibit A


     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.


     DATED:  September 11, 2000

                                        /S/ Phillip Gordon
                                        -------------------------------------
                                        Phillip Gordon

                                        Attorney-in-Fact for:

                                           MAIN STREET PARTNERS, L.P. (1)
                                           MS ADVISORY PARTNERS, L.P. (2)
                                           SAN FRANCISCO PARTNERS II, L.P. (3)
                                           SF ADVISORY PARTNERS, L.P. (4)
                                           SF ADVISORY CORP. (5)
                                           SF ADVISORY CORP. II (6)
                                           JOHN H. SCULLY (7)
                                           WILLIAM E. OBERNDORF (8)


               (1) A Power of Attorney authorizing Phillip Gordon to act on behalf of Main Street Partners, L.P. previously has been filed with the Securities and Exchange Commission.
               (2) A Power of Attorney authorizing Phillip Gordon to act on behalf of MS Advisory Partners, L.P. previously has been filed with the Securities and Exchange Commission.
               (3) A Power of Attorney authorizing Phillip Gordon to act on behalf of San Francisco Partners II, L.P. previously has been filed with the Securities and Exchange Commission.
               (4) A Power of Attorney authorizing Phillip Gordon to act on behalf of SF Advisory Partners, L.P. previously has been filed with the Securities and Exchange Commission.
               (5) A Power of Attorney authorizing Phillip Gordon to act on behalf of SF Advisory Corp. previously has been filed with the Securities and Exchange Commission.
               (6) A Power of Attorney authorizing Phillip Gordon to act on behalf of SF Advisory Corp. II previously has been filed with the Securities and Exchange Commission.
               (7) A Power of Attorney authorizing Phillip Gordon to act on behalf of John H. Scully previously has been filed with the Securities and Exchange Commission.
               (8) A Power of Attorney authorizing Phillip Gordon to act on behalf of William E. Oberndorf previously has been filed with the Securities and Exchange Commission.